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                               September 22, 2020

       Alexander C. Karp
       Chief Executive Officer
       Palantir Technologies Inc.
       1555 Blake Street
       Suite 250
       Denver, CO 80202

                                                        Re: Palantir
Technologies Inc.
                                                            Amendment 5 to
Registration Statement on Form S-1
                                                            Filed September 21,
2020
                                                            File No. 333-248413

       Dear Mr. Karp:

             On September 21, 2020, we provided oral comments following our review of your
       September 21, 2020 amendment. We are confirming those comments with this letter.

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Amendment No. 5 to Registration Statement on Form S-1

       Cover Page

   1. Please clarify that the Voting Agreement permits the Founders to control 86.58% of the voting power if they
agree to designate their holdings as Stockholder Party Excluded
                                                        Shares.
       Prospectus Summary, page 1

   2. Please revise the table on page 10 to make clear in each scenario that in addition to withdrawing or being
removed from the Founders Agreement it also covers the scenario where each Founders
shares are designated Stockholder Party Excluded Shares.
       Risk Factors
       The Ownership Threshold that must be met on any applicable record date..., page 80

   3. Please revise this risk factor to clarify that due to the broad definition of Corporation
                                                        Equity Securities, the
Company may issue a new class of stock worth only a nominal
 Alexander C. Karp
Palantir Technologies Inc.
September 22, 2020
Page 2
      amount, and thereby allow any remaining Founder to have a nominal economic interest in the Company yet still maintain control over any voting decisions. Principal and Registered Stockholders, page 211

4. Please add a footnote to the Founders total voting interest stating that if all the Founders are in agreement they control 86.58% of the voting power.
        You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551- 3774 or
Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                             Sincerely,
FirstName LastNameAlexander C. Karp
                                                             Division of
Corporation Finance
Comapany NamePalantir Technologies Inc.
                                                             Office of
Technology
September 22, 2020 Page 2
cc:       Allison B. Spinner
FirstName LastName